UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 1)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GREY GLOBAL GROUP INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
      LIMITED DURATION CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 39787M 108
                                 39787M 207
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                               (CUSIP Number)

                           PAUL W. G. RICHARDSON
                           GROUP FINANCE DIRECTOR
                               WPP GROUP PLC
                               27 FARM STREET
                               LONDON WIJ 5RJ
                                  ENGLAND
                           (011 44) 20 7408 2204

                                  COPY TO:

                            PHILIP RICHTER, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             December 20, 2004
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

CUSIP NO. 39787M 108 (COMMON STOCK)

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1      NAME OF REPORTING PERSON                      WPP Group plc;
       S.S. OR I.R.S. IDENTIFICATION NO. OF          Abbey Merger Corporation
       ABOVE PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [X]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
                               OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                               England; Delaware

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      161,721 shares
                      20,000 shares (issuable upon exercise of exercisable stock options)

                 -------------------------------------------------------------
     EACH
   REPORTING     9    SOLE DISPOSITIVE POWER

                      -0-

                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      -0-

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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 161,721 shares
                 20,000 shares (issuable upon exercise of exercisable stock options)

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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 13.6% (15.0%, including the 20,000 shares issuable upon exercise of options)

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14               TYPE OF REPORTING PERSON

                 OO (public limited company); CO

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

CUSIP NO. 39787M 207 (CLASS B STOCK)

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1      NAME OF REPORTING PERSON                        WPP Group plc;
       S.S. OR I.R.S. IDENTIFICATION NO. OF            Abbey Merger Corporation
       ABOVE PERSON

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [X]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS
                                OO

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                England; Delaware

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   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-

                 -------------------------------------------------------------
 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      135,617 shares

                 -------------------------------------------------------------
     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-

                 -------------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      -0-

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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 135,617 shares

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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           [ ]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 62.7%

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14               TYPE OF REPORTING PERSON

                 OO (public limited company); CO

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

          This Amendment No. 1 hereby amends and supplements the statement on Schedule 13D (the "Original 13D"), dated as of September 21, 2004, filed by WPP Group plc, an English public limited company ("WPP"), and Abbey Merger Corporation, a wholly owned subsidiary of WPP ("Merger Sub"). This filing relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), and to shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as "Grey Common Stock"), of Grey Global Group Inc., a Delaware corporation (the "Company" or "Grey"). Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original 13D.

ITEM 4.   Purpose of Transaction
          ----------------------

          Item 4 is amended by deleting the fourth paragraph, and inserting in lieu thereof the following:

          "Grey Subject Shares" means 161,721 shares of Common Stock and 135,617 shares of Class B Stock of which Mr. Meyer is the beneficial owner, 20,000 shares of Common Stock issuable upon the exercise of exercisable options to purchase shares of Common Stock held by Mr. Meyer (the "Meyer Options") and any other shares of Grey Common Stock over which Mr. Meyer acquires beneficial ownership after September 11, 2004. "Grey Subject Shares" does not include any shares of Grey Common Stock that may be beneficially owned by Mr. Meyer solely by reason of his membership on the committee responsible for the administration of the Company's Employee Stock Ownership Plan, such shares being expressly excluded from the terms of the Voting Agreement."

          Item 4 is further amended to add the following information:

          "As described under Item 6 below, pursuant to the New Employment Agreement, if requested by WPP, Mr. Meyer was required to exercise the number of options (estimated to be approximately 13,000) necessary to preserve the potential deductibility to the Company of compensation payments made to Mr. Meyer in connection with the Merger and avoid the need for the Company to gross up any golden parachute excise taxes. As more fully described under Item 6 below, pursuant to a letter agreement, dated as of December 20, 2004, between Mr. Meyer, Grey and WPP (the "Edward Meyer Letter Agreement"), Mr. Meyer exercised options he held to purchase 30,000 shares of Common Stock. By their terms, these options (the "Meyer 1998 Options") were to expire on January 23, 2005. The Meyer 1998 Options had an aggregate exercise price of $9,975,000. According to Amendment No. 16 to
Schedule 13D filed by Mr. Meyer with the Securities and Exchange Commission on December 27, 2004 (the "Meyer 13D Amendment"), Mr. Meyer paid to the Company 9,253 shares of Common Stock with a value as of December 23, 2004 equal to the aggregate exercise price of the Meyer 1998 Options and delivered to the Company 8,184 shares of Common Stock in satisfaction of tax withholding obligations arising from the exercise of the Meyer 1998 Options. Pursuant to the Edward Meyer Letter Agreement, and according to the Meyer 13D Amendment, as part of Mr. Meyer's personal asset diversification strategy, Mr. Meyer may sell some or all of the 30,000 shares of Common Stock issued to him upon exercise of the Meyer 1998 Options, subject to market conditions, prior to January 14, 2005.

          As more fully described under Item 6 below, pursuant to a letter agreement, dated as of December 20, 2004, between Steven Felsher, Grey's Vice Chairman, Chief Financial Officer, Secretary and Treasurer, Grey and WPP, Mr. Felsher exercised options he held to purchase 2,500 shares of Common Stock. By their terms, these options (the "Felsher Options") were to expire on January 5, 2005. The Felsher Options had an aggregate exercise price of $371,250. According to a Form 4 filed by Mr. Felsher with the Securities and Exchange Commission on December 23, 2004 (the "Felsher Form 4"), Mr. Felsher paid to the Company 344 shares of Common Stock with a value as of December 23, 2004 equal to the aggregate exercise price of the Meyer 1998 Options and delivered to the Company 850 shares of Common Stock in satisfaction of tax withholding obligations arising from the exercise of the Felsher Options.

          The summaries of the letter agreements with Messrs. Meyer and Felsher contained in this Item 4 and in Item 6 below are qualified in their entirety by reference to these agreements, copies of which are exhibits hereto and incorporated herein by reference."

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is amended by deleting the first two sentences of the first paragraph, and inserting in lieu thereof the following:

          "(a) As a result of the Voting Agreement, WPP and Merger Sub may be deemed to beneficially own 161,721 shares of Common Stock (plus 20,000 shares of Common Stock issuable upon the exercise of the Meyer Options) and 135,617 shares of Class B Stock, which represents approximately 13.6% (15.0%, including the 20,000 shares of Common Stock issuable upon the exercise of the Meyer Options) and 62.7%, respectively, of the shares of Common Stock and Class B Stock outstanding (based upon the shares of Common Stock and shares of Class B Stock issued and outstanding as of December 21, 2004, according to the Meyer 13D Amendment). According to the Meyer 13D Amendment, the shares of Common Stock and Class B Stock beneficially owned by Mr. Meyer which are subject to the Voting Agreement in the aggregate represent 45.2% of the votes entitled to be cast at a meeting of the stockholders of Grey (excluding the 20,000 shares of Common Stock issuable upon the exercise of the Meyer Options). These shares of Common Stock and Class B Stock represent approximately 21.0% of the total outstanding shares of Grey Common Stock (excluding the 20,000 shares of Common Stock issuable upon the exercise of the Meyer Options)."

          Item 5 is further amended by deleting the third paragraph, and inserting in lieu thereof the following:

          "(b) WPP and Merger Sub may be deemed to share voting power with Mr. Meyer with respect to the 161,721 shares of Common Stock, 20,000 shares of Common Stock issuable upon exercise of the Meyer Options and 135,617 shares of Class B Stock that are subject to the Voting Agreement."

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

          Item 6 is amended to add the following information:

          "As noted in Item 4 above, Mr. Meyer entered into the Edward Meyer Letter Agreement. The Edward Meyer Letter Agreement provides, among other things, that Mr. Meyer will exercise the Meyer 1998 Options to acquire 30,000 shares of Common Stock in full by December 31, 2004 and permits Mr. Meyer to pay the aggregate exercise price of the Meyer 1998 Option and the tax withholding obligations associated with the options exercise by delivering to Grey that number of shares of Common Stock having a market value equal to the aggregate exercise price and tax withholding obligations. This method of paying the exercise price and tax withholding obligations was permitted under the Voting Agreement, but only to the extent of the number of options (estimated to be approximately 13,000) that Mr. Meyer had been required to exercise under the New Employment Agreement in order to preserve the potential deduction and avoid certain gross up payments. In the Edward Meyer Letter Agreement, WPP has also consented, for purposes of the operating covenants in the Merger Agreement, to Grey's acquisition of the shares of Common Stock from Mr. Meyer as payment of the aggregate exercise price and tax withholding obligations in connection with the exercise of the Meyer 1998 Options. In addition, the Edward Meyer Letter Agreement modified the transfer restrictions in the Voting Agreement that prohibited any pledges of shares of Common Stock owned by Mr. Meyer to permit Mr. Meyer to pledge up to 20,000 shares of his existing shares of Common Stock to secure a third party loan to him of up to $10,000,000.

          As noted in Item 4 above, Mr. Felsher entered into a letter agreement with the Company and WPP as of December 20, 2004 (the "Steven Felsher Letter Agreement"). The Steven Felsher Letter Agreement provides, among other things, that Mr. Felsher will exercise the Felsher Options to acquire 2,500 shares of Common Stock in full by December 31, 2004. In the Steven Felsher Letter Agreement, WPP has also consented, for purposes of the operating covenants in the Merger Agreement, to Grey's acquisition of the shares of Common Stock from Mr. Felsher as payment of the aggregate exercise price and tax withholding obligations in connection with the exercise of the Felsher Options."

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

Exhibit 5 --        Letter Agreement, dated as of December 20, 2004, by and
                    among Edward H. Meyer, Grey Global Group Inc. and WPP
                    Group plc (incorporated by reference to Exhibit 21 to Amendment No. 16 to the Schedule 13D filed by Edward H.
                    Meyer with the Securities and Exchange Commission on December 27, 2004)



Exhibit 6 --        Letter Agreement, dated as of December 20, 2004, by and
                    among Steven G. Felsher, Grey Global Group Inc. and WPP
                    Group plc

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        WPP GROUP PLC


                                        By:    /s/ Paul Richardson
                                           ------------------------------
                                           Name:   Paul Richardson
                                           Title:  Group Finance Director


                                        ABBEY MERGER CORPORATION


                                        By:    /s/ Paul Richardson
                                           ------------------------------
                                           Name:   Paul Richardson
                                           Title:  President

Dated:  December 28, 2004

                    EXHIBIT INDEX

Exhibit 5 --        Letter Agreement, dated as of December 20, 2004, by and
                    among Edward H. Meyer, Grey Global Group Inc. and WPP
                    Group plc (incorporated by reference to Exhibit 21 to Amendment No. 16 to the Schedule 13D filed by Edward H.
                    Meyer with the Securities and Exchange Commission on December 27, 2004)



Exhibit 6 --        Letter Agreement, dated as of December 20, 2004, by and
                    among Steven G. Felsher, Grey Global Group Inc. and WPP
                    Group plc